UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Swvl Holdings Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0025 per share

(Title of Class of Securities)

G86302125

(CUSIP Number)

Youssef Salem

Swvl Holdings Corp.

The Offices 4, One Central

Dubai World Trade Center

Dubai, United Arab Emirates

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001875609

1	NAMES OF REPORTING PERSONS Youssef Salem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dominica
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 558,840(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 558,840(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,840(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of 558,840 restricted stock units, each representing the right to receive one Class A ordinary shares, par value $0.0025 per share (the “Class A Ordinary Shares”), issued to the Reporting Person by the Issuer, as further described in Item 6.

(2)	Based upon (i) 8,516,538 Class A Ordinary Shares, issued and outstanding as of May 20, 2024, as yet unreported but independently verified with the Issuer and (ii) 557,692 restricted stock units issued to the Reporting Person on December 26, 2024.

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Class A ordinary shares, par value $0.0025 per share (the “Class A Ordinary Shares”), of Swvl Holdings Corp, a British Virgin Islands limited liability company (the “Issuer”). The address of the principal executive office of the Issuer is The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Youssef Salem (the “Reporting Person”).

(b)	The business address and the principal executive office of the Reporting Person is c/o Swvl Holdings Corp, The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.

(c)	The Reporting Person is a director of the Issuer and was previously the Chief Financial Officer of the Issuer and of an affiliate of the Issuer.

(d)	- (e) The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Dominica.

Item 3. Source or Amount of Funds or Other Consideration.

The Reporting Person beneficially owns 558,840 shares of Class A Ordinary Shares, all of which were granted as compensation for the Reporting Person’s service to the Issuer or its affiliates.

Item 4. Purpose of Transaction.

On February 12, 2024, the board of directors (the “Board”) of the Issuer appointed the Reporting Person to the Board. The Reporting Person will serve as a director until his successor has been duly elected and qualified or until his earlier death, resignation or removal. Prior to his appointment to the Board, the Reporting Person served as Chief Financial Officer of the Issuer from September 1, 2021 to March 31, 2023. All of the shares of Class A Ordinary Shares beneficially owned by the Reporting Person have been acquired or granted to the Reporting Person by the Issuer in his capacity as an officer and subsequent capacity as a director of the Issuer or its affiliates, as further described in Item 6 below.

The Reporting Person intends to review his investment in the Issuer on an ongoing basis and, in the course of his review, may take actions (including through his affiliates) with respect to his investment or the Issuer, including communicating with the Board, members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Person is a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Person is a party, the Reporting Person may seek to acquire securities of the Issuer, including Class A Ordinary Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Ordinary Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to the Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Person may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Person is a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Person’s trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person.

In his capacity as a director of the Issuer, the Reporting Person intends to continue taking an active role in the Issuer’s management. Also, subject to applicable approvals from the compensation committee of the Board, the Reporting Person may receive additional securities of the Issuer in connection with its compensation program.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to the agreements described herein, as part of his ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

The responses to rows (7) through (13) of the cover page of this Schedule 13D and the corresponding footnotes are hereby incorporated by reference in their entirety in this Item 5.

(a) The aggregate number and percentage of shares of Class A Ordinary Shares reported beneficially owned by the Reporting Person are set forth on rows 11 and 13 of the cover pages of this Schedule 13D.

(b) These shares are held directly by the Reporting Person. The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in Class A Ordinary Shares in the past 60 days.

(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Employment Agreement

On March 31, 2022, the Issuer entered into that certain Amended and Restated Employment Agreement with Swvl Global FZE, an affiliate of the Issuer (“Swvl UAE”), and the Reporting Person (the “Employment Agreement”), pursuant to which pursuant to which, the Reporting Person commenced service as Chief Financial Officer of the Issuer and as Chief Financial Officer of Swvl UAE. In connection with the Employment Agreement, the Reporting Person was granted 43,665 restricted stock units (“RSUs”), each representing the right to receive one Class A Ordinary Share (the “Initial Grant”), with an exercise price of $10 per share and subject to a four-year vesting term, with 25% of the shares underlying such applicable grant vesting on the first anniversary of the grant date, and the remainder vesting in 12 equal quarterly installments following such anniversary and subject to the terms of the Employment Agreement and the terms of the Issuer’s stock incentive plan.

On January 25, 2023, the Issuer implemented a one-for-25 reverse stock split of its Ordinary Shares. The references to share and per share amounts referred to in connection with the Initial Grant do not give effect to the reverse stock split.

The foregoing summary of the Employment Agreement and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the Employment Agreement set forth in Exhibit 1 hereto and incorporated into this Item 6 by reference.

RSU Award

On December 26, 2023, the Issuer granted the Reporting Person 557,692 RSUs, which fully vested on March 31, 2024. The RSUs were issued in consideration for services provided to Issuer or its affiliates.

The foregoing summary of the RSU Award and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the RSU Award set forth in Exhibit 2 hereto and incorporated into this Item 6 by reference.

Item 7. Material to Be Filed as Exhibits.

1.	Amended and Restated Employment Agreement, dated March 31, 2022, by and among Youssef Salem, Holdings and Swvl Global FZE.

2.	Form of RSU Award.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2024

YOUSSEF SALEM

By:	/s/ Youssef Salem
Name: Youssef Salem